

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 28, 2015

Jason Lane
President, Chief Executive Officer, and Chief Financial Officer
KokiCare, Inc.
26716 Via Colina
Stevenson Ranch, CA 91381

> **Re:** **KokiCare, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 1, 2015**
> **File No. 333-207220**

Dear Mr. Lane:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Refer to Securities Act Rule 405. It appears that you are a shell company based on your limited operations and assets consisting solely of cash and cash equivalents. Please revise your disclosure throughout to indicate that you are a shell company.

Prospectus Cover Page

2. Please disclose the date on which the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

3. Please disclose the percentage ownership of your largest shareholder.

Prospectus Summary, page 1

4.   Revise your disclosure in this section and throughout the prospectus to more clearly convey to investors the nature of your proposed business and the status of your business development. Explain in greater detail the software you plan to develop, the resources required to develop it and how you will ultimately generate revenue. Also, disclose what you have accomplished to date, what remains to be accomplished for you to develop your business and begin generating revenue, and any material obstacles or uncertainties that may preclude completion of product development and ultimate achievement of your business plan.

Implications of Being an Emerging Growth Company, page 1

5.   We note that you have not elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2). Please revise to disclose that such election is irrevocable.

Risk Factors, page 3

6.   Please include a risk factor that highlights the risks to common shareholders from your ability to issue preferred stock.

"Our independent registered public accounting firm's substantial doubt…," page 3

7.   Revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources. To the extent that a deficiency in capital resources is perceived, alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

"Reporting requirements under the Exchange Act…," page 5

8.   We note the statements in this risk factor that "as a public company, we will be subject to the reporting requirements of the Exchange Act" and that " the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results." Please confirm to us that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, revise to alert investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. Explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Consider including this information in a separate risk factor.

Description of Business

Overview, page 8

9.   You disclose in the second sentence that you are in the discovery and planning phase of your business. Under the "Marketing and Sales" caption, however, you state that you are in the design phase of the software application. Please reconcile.

10.   Please expand your discussion here or in your MD&A to disclose the steps and challenges remaining until your product is ready for commercialization. Provide a detailed description of the actions and timing of your planned operations over the next 12 months. Provide an anticipated timeline and discuss each step you plan to take toward generating revenues and your anticipated funding source for each step. You should disclose specific cost estimates and financing plans. In this regard, discuss the approximate amount of funds that you will need to raise until you achieve profitability and any discussions you have had with funding sources, including any specific steps you have taken to date to seek additional equity or obtain credit facilities.

Website, page 8

11.   Please disclose the date you anticipate your website will be operational.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 10

12.   Please disclose the terms of the note payable you mention on page F-10 and file any related agreements as exhibits.

13.   Based on your current available capital reserves, please disclose the amount of time that you can remain operational.

Involvement in Certain Legal Proceedings, page 12

14.   We note your disclosure concerning involvement in certain legal proceedings during the past five years. Please revise your disclosure to reflect involvement in certain legal proceedings during the past ten years. Refer to Item 401(f) of Regulation S-K.

Summary Compensation Table

Employment Agreements, page 13

15.   You disclose on page 12 that Mr. Lane is currently employed by ClearStructure Financial Technology. Please disclose the maximum number of hours that Mr. Lane expects dedicate to your business each week. Include a risk factor, if appropriate.

Transactions with Related Persons, Promoters and Certain Control Persons, page 14

16.   Please disclose the note payable issued to a relative of Mr. Lane or advise. Refer to Instruction b of Item 404(a) in Regulation S-K.

Signatures, page II-3

17.   We note that Mr. Lane did not sign the registration statement in the capacity of a controller or principal accounting officer. Please revise in accordance with Instruction 2 under the "Signatures" caption of Form S-1.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 3.1

18.   Please file as an exhibit a copy of the articles of incorporation in the proper searchable format. Likewise, file a searchable copy of exhibit 3.2. We refer you to Rules 301 and 304 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information
Technologies and Services